SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Results of 2010 Annual General Meeting

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

RESULTS OF 2010 ANNUAL GENERAL MEETING

Friday 26th November 2010

The Company wishes to advise that all resolutions contained in the Notice of Annual General Meeting were unanimously carried on a show of hands.

In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the 2010 Annual General Meeting held today at 10.30am.

	Resolutions	For	Against	Abstain	Proxy Discretion*	Total
1	Election of Mr. Paul Marks to Serve as a Director	59,312,389	288,360	45,650	227,154	59,873,553
2	Re-Election of Mr. Brian Meltzer to Serve as a Director	59,277,789	303,710	64,900	227,154	59,873,553
3	Non-Binding Adoption of Remuneration Report	58,079,918	788,960	346,100	658,575	59,873,553

* The Chairman voted undirected proxy’s in his control in favour of all resolutions.

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: November 29, 2010